

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Matthew Giljum
Chief Financial Officer
Arch Resources, Inc
1 City Place Drive
Suite 300
St. Louis, Missouri 63141

      Re: Arch Resources, Inc
           Form 10-K for the Fiscal year Ended December 31, 2023
           Filed February 15, 2024
           File No. 001-13105

Dear Matthew Giljum:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Charlie Carpenter